Mail Stop 4561

November 5, 2008

VIA USMAIL and FAX (781) 687-8289

Mr. Andrew J. Hajducky III
Chief Financial Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, Massachusetts 01730-1420

      Re: **Interactive Data Corporation**
              File No. 001-31555
              Form 10-K for the year ended December 31, 2007
              Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008
              Proxy Statement filed April 17, 2008

Dear Mr. Andrew Hajducky III:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7– Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2007 versus 2006, page 26 and 27

1.   We note that your discussion of results of operations indicates a significant impact from fluctuations in foreign exchange rates on various revenue and expense items. Please reconcile this disclosure with your assertion on page 52 that transaction gains or losses are not significant. Also, please describe the methodology used to determine the amounts presented within your MD&A.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 40

2.   Please tell us how the quantitative information provided within your MD&A complies with the requirements of Item 305 of Regulation S-K relative to your foreign currency exposure.

PROXY STATEMENT, FILED APRIL 17, 2008

Item 11 – Executive Compensation

Our Use of Benchmarking and Survey Data, page 19

3.   We note that the compensation committee uses benchmarks and survey data. Please identify the surveys used as part of your benchmarking efforts in future filings.

2007 Executive Bonus Plan, page 22

4.   On page 22, we note the assignment of percentages to the threshold, target and maximum bonus opportunities. The disclosure on page 24 does not provide a direct comparison between actual achievement and the targets. In future filings, please disclose the specific target levels and discuss how actual company performance compared to the target levels leading to the bonuses awarded. Please refer to Instruction 4 to Item 402(b) of Regulation S-K.

5.   On page 23, we note that the individual performance goals provide a payable range of up to 20 percent of the maximum bonus opportunity. In future filings, please provide more detail regarding the individual performance goals and discuss how each officer achieved such goals leading to the bonuses awarded. Also, please clarify if that means that achievement of the maximum level only entitles executives up to 80 percent of the maximum bonus opportunity disclosed on page 22. Please refer to Item 402(b)(2)(v) of Regulation S-K.

2007 Long Term Incentive Plan Equity Awards, page 24

6.   In future filings, please disclose how you determined the amount of each long-term equity incentive award provided to each named executive officer.

***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant